               CONESVILLE COAL PREPARATION COMPANY
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23463
          BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2000



                             CONTENTS

                                                          Page

Statements of Income                                        1

Balance Sheets                                              2

Statements of Quantities of Coal Processed and
  Customer Billings for Coal Washing Services               3

Statements of Cost of Operation                             4

Price Per Ton of Coal Deliveries                            5

                    CONESVILLE COAL PREPARATION COMPANY
                           STATEMENTS OF INCOME
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2000
                                (UNAUDITED)

                                                                               Three
                                                                               Months
                                            Month Ended                  Ended
                               January 31,  February 28,   March 31,    March 31,
                                  2000          2000          2000         2000
                                              (in thousands)
OPERATING REVENUES -
  Services to Parent . . . . . . . .    $858          $864          $871        $2,593

COST OF OPERATION. . . . . . . . . .     842           848           855         2,545

OPERATING INCOME . . . . . . . . . .      16            16            16            48

FEDERAL INCOME TAXES . . . . . . . .      10            10            11            31

NET INCOME . . . . . . . . . . . . .    $  6          $  6          $  5        $   17

The common stock of the Company is wholly owned by Columbus Southern Power Company.

                    CONESVILLE COAL PREPARATION COMPANY
                              BALANCE SHEETS
            BY MONTH-END, FOR THE QUARTER ENDED MARCH 31, 2000
                                (UNAUDITED)
                                          January 31,  February 28,   March 31,
                                             2000          2000         2000
                                                      (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . . .  $  840        $  841        $  841
  Accumulated Amortization. . . . . . . . . . . .     556           565           574
         NET MINING PLANT . . . . . . . . . . . .     284           276           267

OTHER PROPERTY AND INVESTMENTS. . . . . . . . . .     803           795           789

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . .     424           793         1,310
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . .       4             6             6
    Affiliated Companies. . . . . . . . . . . . .     306           816           902
  Materials and Supplies. . . . . . . . . . . . .     929           813           821
  Other . . . . . . . . . . . . . . . . . . . . .      10             8             6
         TOTAL CURRENT ASSETS . . . . . . . . . .   1,673         2,436         3,045

DEFERRED INCOME TAXES . . . . . . . . . . . . . .     708           710           716
REGULATORY ASSETS . . . . . . . . . . . . . . . .     280           277           273
DEFERRED CHARGES. . . . . . . . . . . . . . . . .   1,466         1,472         1,592
           TOTAL. . . . . . . . . . . . . . . . .  $5,214        $5,966        $6,682

CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . . . . .  $  100        $  100        $  100
  Paid-in Capital . . . . . . . . . . . . . . . .     400           400           400
  Retained Earnings . . . . . . . . . . . . . . .     896           902           907
         TOTAL SHAREHOLDER'S EQUITY . . . . . . .   1,396         1,402         1,407

OTHER NONCURRENT LIABILITIES. . . . . . . . . . .   1,392         1,408         1,422

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . . .     219           247           259
    Affiliated Companies. . . . . . . . . . . . .     299           371           328
  Accrued Rentals . . . . . . . . . . . . . . . .     313           625           940
  Other . . . . . . . . . . . . . . . . . . . . .     869         1,209         1,641
         TOTAL CURRENT LIABILITIES. . . . . . . .   1,700         2,452         3,168

DEFERRED GAIN ON SALE OF PLANT. . . . . . . . . .     690           671           651

REGULATORY LIABILITIES. . . . . . . . . . . . . .      36            33            34

           TOTAL. . . . . . . . . . . . . . . . .  $5,214        $5,966        $6,682

                    CONESVILLE COAL PREPARATION COMPANY
              STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
                CUSTOMER BILLINGS FOR COAL WASHING SERVICES
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2000


Services Rendered to
Columbus Southern                    Raw                 Clean
Power Company's                      Coal                Coal       Average
Conesville Plant*                    Input    Rejects    Output    Unit Price    Amount
  (Month/Year)                       (tons)    (tons)    (tons)     (per ton)     (000)
January 2000. . . . . . . . . . .   197,513   31,571     165,942      $5.17       $858

February 2000 . . . . . . . . . .   184,333   17,811     166,522      $5.19       $864

March 2000. . . . . . . . . . . .   191,028   26,391     164,637      $5.29       $871


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company and
   Columbus Southern Power Company, the parent of Conesville  Coal Preparation Company.

                    CONESVILLE COAL PREPARATION COMPANY
                      STATEMENTS OF COST OF OPERATION
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2000

                                                                                  Three
                                                                                  Months
                                                  January   February   March      Ended
                                                    2000      2000      2000     3/31/00
                                                              (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . . . . .   $104      $ 96      $ 89      $  289
Benefits-UMW* . . . . . . . . . . . . . . . . . .     83        81        71         235
Office Salaries and Benefits. . . . . . . . . . .     80        86       127         293
Operating Materials . . . . . . . . . . . . . . .     30        70        49         149
Maintenance - Materials and Services. . . . . . .     68        53        88         209
Electricity . . . . . . . . . . . . . . . . . . .     67        62        71         200
Other Billed Services . . . . . . . . . . . . . .     12        30        22          64
Rentals . . . . . . . . . . . . . . . . . . . . .    320       318       321         959
Amortization of Deferred Gain on Sale of Plant. .    (20)      (19)      (20)        (59)
Depreciation. . . . . . . . . . . . . . . . . . .      2         3         3           8
Cleaning Cost Normalization** . . . . . . . . . .     36        (3)        1          34
Other . . . . . . . . . . . . . . . . . . . . . .     60        71        33         164

          Total . . . . . . . . . . . . . . . . .   $842      $848      $855      $2,545


 * United Mine Workers of America.
** Represents  the  deferral/accrual  required to  establish revenue based on forecasted results  for  the  remainder of the  year.  The amount of cleaning cost normalization is  established on an "overall" company  basis (i.e., not itemized) and is eliminated by year-end.

                      COLUMBUS SOUTHERN POWER COMPANY
                     PRICE PER TON OF COAL DELIVERIES
              BY MONTH, FOR THE QUARTER ENDED MARCH 31, 2000


                                                January    February    March
                                                  2000       2000       2000
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . . . . . $35.41 *   $34.00 *   $34.13 *


Notes: (a) Coal cleaned by Conesville Coal Preparation Plant and delivered to Columbus
      Southern Power's  Conesville Generating  Plant.  These deliveries of clean coal will  normally  consist of  coal cleaned  from beginning  inventory as  well as current month deliveries.




* Average price per ton.